03037606

10/31

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Diamonds Inc

*CURRENT ADDRESS P.O. Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34752 FISCAL YEAR 5/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS
DAT : 11/19/03

AR/S
5-31-01

RECEIVED
OCT 31 2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

Consolidated Ouro Brasil Ltd.

Annual Information Form
("AIF")

For the year ended May 31, 2001

Dated as of July 15, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES

Effective Date of Information

All information in this AIF is as of July 15, 2002 unless otherwise indicated.

Incorporation of Other Information

Incorporated by reference into this AIF are the audited financial statements of Consolidated Ouro Brasil Ltd ("Ouro Brasil" or the "Company" or the "Issuer") for the fiscal year ended May 31, 2001 together with the auditors' report thereon, the Information Circular dated October 12, 2001 with respect to the Issuer's Annual General Meeting held on November 22, 2001, the Information Circular dated May 31, 2002 with respect to the Issuer's Special Meeting scheduled for August 16,

2002 and the technical report entitled “Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project, Northwestern Ontario, Canada” (the “Technical Report”). See “Additional Information” for further particulars of obtaining copies of these documents.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in **United States dollars (U.S. $)** unless otherwise indicated.

Purpose

This AIF is prepared in accordance with Form 44-101F1 to National Instrument 44-101, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Issuer and its operations and prospects for the future.

INCORPORATION AND CORPORATE STRUCTURE

Incorporation

The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) on December 16, 1997. On February 18, 2000 the Company consolidated its share capital on the basis of one new share for every ten old shares and changed its name to Consolidated Ouro Brasil Ltd. The Company is a reporting issuer in British Columbia. The Company's address is care of P.O. Box 48778, Bentall Station, Vancouver, British Columbia, V7X 1A6.

Intercorporate Relationships

On January 1, 2001, the Company's subsidiary, Ouro Brasil (Bahamas) Ltd. did not renew its registration as a corporation in the Bahamas. The Company has no material subsidiaries or other intercorporate relationships at the present time.

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Company has been dormant since 1999 when it abandoned its Brazilian mineral property interests. In 2000 it abandoned its last remaining mineral property, the Raven property situated in northeastern British Columbia, on which exploration expenditures had not been incurred since 1995. In June 2001, trading in the Company's shares on the Canadian Venture Exchange continued under the inactive designation.

Following the overall decline of the public mineral exploration sector, the Company re-organized in fiscal 2001, completing a 10 old for 1 new share consolidation, a $115,000 shares for debt settlement, and a $157,000 private placement to replenish its working capital, while continuing to look for new projects in the high technology and mining sectors.

Significant Acquisitions or Dispositions

There were no significant acquisitions or dispositions completed by the Issuer during the most recently completed financial year ended May 31, 2001. See "Trends" and "Material Change – Proposed Acquisition of Kimberlite Assets" re a pending acquisition.

Trends

There is no trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Issuer's business, financial condition or results of operations, as of the date of this AIF save as described below:

On April 3, 2002, the Issuer entered into a letter agreement with Aurora Platinum Corp. ("Aurora") (ARP-CDNX) regarding the Issuer's acquisition of interests in certain mineral claims and related rights ("the Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares and 550,000 non-transferrable warrants, each such warrant entitling Aurora to purchase one share of Ouro Brasil for $0.25 for a period of two years from the date of issuance of the warrants. The proposed acquisition of the Kimberlite Assets will constitute a reverse takeover ("RTO") transaction for the Issuer under the policies of the TSX Venture

Exchange as Aurora will obtain control of the Issuer upon the closing of the transaction and there will be a change in management of the Company.

The Kimberlite Assets which the Issuer intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to other kimberlite target information. Ouro Brasil will have the non-exclusive right to all diamond exploration and development rights in the area of interest covered by the Acquisition Agreement. Aurora will retain the rights to other minerals that may be found therein, however Aurora will not explore for diamonds within the area of interest. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

At the Closing, Ouro Brasil will grant to Aurora an anti-dilution right to participate in all equity financings of Issuer (including financings of securities convertible directly or indirectly into equity securities) to at least the extent required to allow Aurora to maintain its 58% equity interest in Ouro Brasil so long as Aurora holds at least 20% of the issued Shares.

Concurrent with, and part of, the acquisition of the Kimberlite Assets and the RTO, the Issuer proposes to complete a private placement to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit, consisting of one common share and one half of a common share purchase warrant. Each full share purchase warrant will entitle the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the private placement will be applied to initial exploration work on the kimberlite interests to be acquired from Aurora, and for general corporate purposes. The private placement is subject to acceptance by the Canadian Venture Exchange.

If the acquisition of the Kimberlite Assets, the RTO and the Private Placement complete, the Issuer will have exploration properties for the purpose of exploring for diamonds, information as to other kimberlite target properties, a change in control, a change of management and funds with which to conduct an initial exploration program.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer does not have any business operations, mineral projects or oil and gas operations as at the date of this AIF. Management of the Issuer is continuing its efforts to find a suitable business or project in the resource sector, and/or in other industries and to this end has entered into a letter agreement dated April 3, 2002 to acquire the Kimberlite Assets. See "Trends" and "Material Change – Proposed Acquisition of Kimberlite Assets". The Company continues to be designated as an "Inactive Issuer" by the Canadian Venture Exchange.

Mineral Properties

In 1999 the Company abandoned and wrote off its interest in all of its Brazilian mining properties, which were held through its Bahamas and Brazilian subsidiaries. In 2000 the Company abandoned its last remaining mineral property, the Raven property situated in northeastern British Columbia.

Human Resources

The Issuer has no full-time or part-time employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

All currency amounts in this section are stated in U.S. dollars.

The following table sets forth selected audited financial information of the Issuer for the last three completed financial years:

	FISCAL YEARS ENDED		
	May 31, 2001	May 31, 2000	May 31, 1999
Total Revenues	$ Nil	$ Nil	$ Nil
Loss (Net Income)	$(47,369)*	$84,656	$2,167,255
Loss Per Share	$0.03	$0.05	$0.14
Total Assets	$102,818	$4,074	$200,113

**Note:* Operating loss for the year was $46,765 before extraordinary gain of $94,134 due to write-off of accounts payable which resulted in a net income for accounting purposes of $47,369.*

The following table sets forth selected (unaudited) quarterly financial information:

	Quarter Ended			
	May 31, 2001	**February 28, 2001**	**November 30, 2000**	**August 31, 2000**
Total Revenues	Nil	Nil	Nil	Nil
Net Loss (Income)	($20,920)	($29,818)	$2,305	$1,064
Net Loss (Earnings) Per Share	($0.02)	($0.02)	<$0.01	<$0.01
	Quarter Ended			
	May 31, 2000	**February 28, 2000**	**November 30, 1999**	**August 31, 1999**
Total Revenues	Nil			
Net Loss (Income)	$44,433			
Net Loss (Earnings) Per Share	<$0.01			

DIVIDEND POLICY

The Issuer has not, since its incorporation, paid any dividends on any of its shares and has no present intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the audited financial statements and related notes thereto of the Issuer which are incorporated by reference to this AIF.

Overview

During the past three years (1999-2001) the Company concentrated on strengthening its balance sheet following the write-off of all of its mineral property assets in 1999 and 2000. In that time it has consistently minimized its administrative costs while it restructured (completed a 10 to 1 share consolidation in 2000), refinanced (completed a private placement in 2000) and improved its balance sheet (completed a major shares for debt settlement in 2000).

Results of Operations

Year Ended May 31, 2001 compared to Year Ended May 31, 2000

During the year ended May 31, 2001, the Company recorded net income of $47,369 compared with a net loss of $84,656 in the previous year. The gain resulted from the write-off of accounts payable.

In 2001, administrative expenses for the Company were $46,765 compared to $39,976 in 2000. During 2001 the Company significantly improved its working capital position by completing a shares for debt plan that settled $115,000 of outstanding payables by the issuance of 369,070 common shares of the Company at a deemed price of $0.2025 per share, and by completing a private placement for net proceeds of $157,430.

Year Ended May 31, 2000 compared to Year Ended May 31, 1999

The net loss for the year ended May 31, 2000 was $84,656 compared to a loss of $2,167,255 in 1999.

In 2000, administrative expenses for the Company were reduced to $39,976 compared to $190,704 in 1999. The Company wrote off $188,034 of its investment in the Raven resource property situated in northeastern B.C. and wrote it down to a nominal value of one dollar. Also In 2000 the Company recorded $120,000 in extraordinary income from cash subscriptions received for shares of a subsidiary which were never issued (the subsidiary was dissolved in 2001).

In 1999, administrative expenses for the Company were reduced to $190,704 compared to $634,452 the year before, as the Company wound down its activities with respect to its Brazilian mineral property interests. During the year the Company also wrote off $1,842,972 of Brazilian mineral properties and $115,895 of fixed assets related to its Brazilian operations. The Company incurred an additional loss of $17,684 on disposal of assets in Brazil.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position as at May 31, 2001 was $48,337 compared with a working capital deficiency of $203,621 as at May 31, 2000. The improvement in the working capital position is attributed to (a) the completion of a shares for debt plan which resulted in the settlement of approximately $115,000 of outstanding payables in exchange for 369,070 common shares of the Company, and (b) a private placement of 1,785,714 units netting the Company approximately $157,000 (CDN$ 236,000).

On May 4, 2001, the Company issued 1,785,714 units at a price of CDN $0.14 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant which entitles the holder to purchase one additional common share at CDN $0.17 until May 3, 2003.

In 2000, the Company consolidated all of its issued and outstanding common shares on a 10 old for 1 new basis. The financial statements have been retroactively restated to reflect this share consolidation.

The Company will not have sufficient funds to meet its general and administrative expenses and maintain minimum working capital requirements over the next 12 months without injection of additional capital.

MARKET FOR SECURITIES

The common shares of the Issuer are listed on the Canadian Venture Exchange under the symbol COU. At the request of the Issuer, trading in the shares of the Company was halted on March 6, 2002 to announce the proposed acquisition of the Kimberlite Assets (see "Material Change: Proposed Acquisition of Kimberlite Assets").

DIRECTORS AND OFFICERS

Name & Residence	Position with the Company	Principal Occupation, Business or Employment	Director/Officer Since
Eric D. Pinkney Mississauga, ON	President, Chief Executive Officer Director	Consultant for an international consulting firm, specializing in active turnaround management and corporate reorganizations	May 4, 2001
Kevin K.R. Winter Pembroke, Bermuda	Director	Investment Advisor (Retired)	May 4, 2001
K. Wayne Livingstone Vancouver, B.C.	Director	Geologist, President of New Oroperu Resources Inc., partner in Yukon placer mining operation.	March 20, 1998
Aris Morfopoulos North Vancouver, B.C.	Secretary Chief Financial Officer	Self-employed accountant, corporate consultant	May 15, 1998 October 13, 1999

Messrs Pinkney, Winter and Livingstone are members of the Company's audit committee.

As at the date of this AIF, the directors and senior officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over a total of 96,625 common shares, representing 2.6% of the outstanding common shares of Company issued and outstanding at that date.

The term of office of each director expires at the next annual general meeting of shareholders. If the proposed acquisition of the Kimberlite Assets completes, new directors will be appointed in place of Messrs. Pinkney and Winter and a fourth new director will be added, to hold office until the next annual general meeting of shareholders. A new chief financial officer and secretary will also be appointed. See "Trends" and "Material Change – Proposed Acquisition of Kimberlite Assets".

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Issuer, nor any shareholder holding sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On March 6, 2002, the TSX Venture Exchange halted trading in the shares of the Issuer to announce the proposed acquisition of the Kimberlite Assets. The shares continue to be halted pending filing of certain required information with the TSX Venture Exchange.

Personal Bankruptcies

Aris Morfopoulos, the Company's Secretary and Chief Financial Officer, declared personal bankruptcy in British Columbia on July 21, 1995 and was discharged from bankruptcy on April 21, 1996.

Penalties or Sanctions

None of the directors, officers or promoters of the Issuer or shareholders holding more than 20% of the issued and outstanding shares of the Issuer have:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Issuer or a subsidiary of the Issuer and a director or officer of the Issuer or a a subsidiary of the Issuer, save that Mr. Wayne Livingstone will continue as a director of the Issuer in the event of completion of the proposed acquisition of the Kimberlite Assets and may receive incentive options as a director of the Issuer.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Company's information circular for the Annual General Meeting of Shareholders held on November 22, 2001. Additional financial information is provided in the Company's comparative financial statements for the years ended May 31, 2001 and 2000. Additional information relating to the proposed acquisition of the Kimberlite Assets is provided in the Company's Information Circular dated May 31, 2002 which is incorporated herein by reference. A copy of these documents along with current interim financial statements may be obtained upon request from the

Company at P.O. Box 48778, Bentall Station, Vancouver, British Columbia, V7X 1A6 or by accessing these documents on the Internet at www.sedar.com. The Technical Report as well as future news releases and material change reports relating to the acquisition of the Kimberlite Assets may be also accessed at www.sedar.com.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must b[illegible] when not included in Schedule A.

1. *Analysis of expenses and* [illegible]
Provide a breakdown of am[illegible] statements for the following: expensed research, deferred [illegible] sales, marketing expenses, g[illegible] and any other material expens[illegible] statement and any other mater[illegible] balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authoriz[illegible] [illegible]re capital including number of shares for [illegible] [illegible]d rates on preferred shares [illegible], redemption and conversion

[illegible] shares issued and

[illegible] and convertible securities [illegible] amount, exercise or [illegible] and any recorded value,

[illegible] shares subject to escrow

[illegible] *directors and officers as at the date this* [illegible] *signed and filed.*

03 OCT 31 AM 7:21

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Consolidated Ouro Brasil Ltd.	May 31, 2001	2001/09/21

ISSUER ADDRESS
Suite 1260, 999 West Hastings Street

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC V6C 2W2	(604) 683-6650	(604) 683-6640

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Eric Pinkney	President, CEO & a Director	(604) 683-6640

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"ERIC PINKNEY"	Eric Pinkney	2001/10/17
"WAYNE LIVINGSTONE"	Wayne Livingstone	2001/10/17

03 OCT 31 AM 7:21

CONSOLIDATED OURO BRASIL LTD.

Consolidated Financial Statements
May 31, 2001 and 2000
(U.S. Dollars)

SmytheRatcliffe
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CONSOLIDATED OURO BRASIL LTD.

We have audited the consolidated balance sheets of Consolidated Ouro Brasil Ltd. as at May 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
September 21, 2001

A Member of PKF International

CONSOLIDATED OURO BRASIL LTD.
Consolidated Balance Sheets
May 31
(U.S. Dollars)

	2001	2000
Assets		
Current		
Cash and term deposits	$98,519	$2,741
Accounts receivable	4,007	916
	102,526	3,657
Fixed Assets (note 4)	291	416
Mineral Property (notes 3 and 5)	1	1
	$102,818	$4,074
Liabilities		
Current		
Accounts payable and accrued liabilities	$54,189	$207,278
Shareholders' Equity		
Capital Stock (note 6)	4,185,822	3,981,358
Deficit	(4,137,193)	(4,184,562)
	48,629	(203,204)
	$102,818	$4,074

Approved on behalf of the Board:

"Wayne Livingstone"
.... Director
Wayne Livingstone

"Eric Pinkney"
.... Director
Eric Pinkney

See notes to consolidated financial statements.

CONSOLIDATED OURO BRASIL LTD.

Consolidated Statements of Operations and Deficit
Years Ended May 31
(U.S. Dollars)

	2001	2000
Expenses		
Legal and audit	$23,692	$12,790
Consulting and management fees	17,909	10,112
General and administration	3,559	7,367
Transfer agent and listings	1,709	9,582
Interest income	(229)	(53)
Depreciation	125	178
Loss Before Other Items	46,765	39,976
Write-Off of Accounts Payable (note 9)	(94,134)	0
Write-Off of Mineral Property	0	188,034
Other Item (note 8)	0	(120,000)
Recovery	0	(23,354)
Net Income (Loss) for Year	47,369	(84,656)
Deficit, Beginning of Year	4,184,562	4,099,906
Deficit, End of Year	$4,137,193	$4,184,562
Earnings (Loss) Per Share	$ 0.03	$ (0.05)
Fully Diluted Earnings (Loss) Per Share	$ 0.01	$ (0.05)
Weighted Average Number of Shares Outstanding	1,873,962	1,540,617
Dilutive Effects of Options and Warrants	1,939,714	42,500
Weighted Average Number of Shares Outstanding Assuming Full Dilution	3,813,676	1,583,117

See notes to consolidated financial statements.

CONSOLIDATED OURO BRASIL LTD.
Consolidated Statements of Cash Flows
Years Ended May 31
(U.S. Dollars)

	2001	2000
Operating Activities		
Net income (loss)	$47,369	$(84,656)
Items not involving cash		
Depreciation	125	178
Write-off of mineral property	0	188,034
Write-off of accounts payable	(94,134)	0
Other item	0	(120,000)
Recovery	0	(23,354)
Operating Cash Flow	(46,640)	(39,798)
Changes in Operating Assets and Liabilities	(15,012)	33,810
Net Cash Used in Operating Activities	(61,652)	(5,988)
Financing Activity		
Issue of shares for cash	157,430	0
Inflow (Outflow) of Cash	95,778	(5,988)
Cash and Term Deposits, Beginning of Year	2,741	8,729
Cash and Term Deposits, End of Year	$98,519	$2,741
Supplemental Cash Flow Information		
Interest paid	$0	$0
Supplemental Disclosure of Non-Cash Items		
Shares issued for debt settlement	$48,657	$0

See notes to consolidated financial statements.

CONSOLIDATED OURO BRASIL LTD.

Notes to Consolidated Financial Statements
Years Ended May 31
(U.S. Dollars)

---

1. ORGANIZATION AND NATURE OF OPERATIONS

Included herein are the consolidated accounts of Consolidated Ouro Brasil Ltd. (formerly Ouro Brasil Ltd.) (the "Company"). The Company, incorporated under the laws of British Columbia, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia.

On January 1, 2001, the Company's subsidiary, Ouro Brasil (Bahamas) Ltd. ("OBL") was dissolved. These financial statements include the operations of OBL up to the date of dissolution.

The Company is currently exploring investment opportunities in high technology.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These financial statements include the accounts of Consolidated Ouro Brasil Ltd. and its wholly-owned subsidiary, OBL, up to the date of OBL's dissolution. All significant intercompany balances and transactions have been eliminated.

(b) Depreciation

Depreciation is calculated on the following basis and annual rate:

Computer equipment	-	30% Declining balance

(c) Mineral property

Mineral property comprises acquisition costs of concessions, leases, contracts and deferred exploration costs. Deferred exploration expenses are recorded at cost and deferred until production commences or the property is sold or abandoned. The amounts recorded for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values. If production commences, these costs will be amortized using the unit-of-production method.

A property is abandoned when all claims related to the property have expired or management has determined that the property is not economically viable. When a property is abandoned or sold, all deferred costs related to the property are charged to operations.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(d) Foreign currency translation

All amounts are reported in United States dollars. The Company records foreign currency transactions using the exchange rate on the transaction date. Foreign currency denominated monetary assets and liabilities are translated at the balance sheet dates using the exchange rate on the balance sheet dates. Any exchange differences are charged to operations in the period incurred.

(e) Financial instruments

The Company does not use any derivative financial instruments. The carrying amounts reported in the consolidated balance sheets for cash and term deposits, accounts receivable and accounts payable and accrued liabilities are reasonable estimates of fair values at the balance sheet dates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(f) Earnings (loss) per share

Earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year.

Fully diluted earnings (loss) per share computations are based on the exercise of outstanding share purchase options and warrants, outstanding at the end of the year as if they had occurred at the beginning of the year.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Change in accounting policy

During the year, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, the major impact of which is the use of current income tax rates in the determination of future income taxes. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax assets and liabilities be measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

The Company has determined that this new recommendation has no impact on these consolidated financial statements.

3. REALIZATION OF ASSETS

Realization of the Company's investment in the mineral property is dependent upon establishing legal ownership of the property, the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and the attainment of successful production from the property or from the proceeds of its disposal.

4. FIXED ASSETS

	2001			2000
	Cost	Accumulated Depreciation	Net	Net
Computer equipment	$1,178	$887	$291	$416

(U.S. Dollars)

5. MINERAL PROPERTY

	Number of Hectres	Amount 2001	Amount 2000
Gold and Base Metal Exploration - Raven Property			
Balance, beginning of year	500	$1	$188,035
Write-off		0	(188,034)
Balance, end of year	500	$1	$1

6. CAPITAL STOCK

(a) Authorized
100,000,000 Common shares

(b) Issued

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	1,540,617	$3,981,358	1,540,617	$3,981,358
Issued during year				
For cash				
Private placement	1,785,714	162,180	0	0
For settlement of debt	369,070	48,657	0	0
Less: Share issue costs	0	(6,373)	0	0
Balance, end of year	3,695,401	$4,185,822	1,540,617	$3,981,358

(i) In 2000, the Company resolved to consolidate all of its issued and outstanding common shares on a 10 to 1 basis. These consolidated financial statements have been retroactively restated to reflect this resolution.

(ii) On May 4, 2001, the Company issued 1,785,714 units for CDN $0.14 per share to net the Company approximately $157,000 (CDN$236,000), after corporate finance fees and out-of-pocket expenses. Each unit is comprised of 1 common share and 1 non-transferable share purchase warrant that entitles the purchaser to purchase 1 additional common share at a purchase price of CDN $0.17. These warrants will expire on May 3, 2003.

(iii) On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common shares as settlement of approximately $115,000 of outstanding payables. This resulted in a write-off of accounts payable of $59,862.

(U.S. Dollars)

6. **CAPITAL STOCK** (Continued)

(c) Escrow and restricted shares

At May 31, there are 14,063 shares (2000 - 14,063) held in escrow subject to the direction and determination of the Canadian Venture Exchange.

(d) Share purchase options

Details of the status of the Company's stock option plans as at May 31, 2001 and 2000 and changes during the years then ended are as follows:

	2001		**2000**	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		(CDN)		(CDN)
Outstanding, beginning of year	42,500	$ 0.21	115,250	$ 1.47
Granted	113,500	$ 0.19	0	$ 0.00
Expired	(2,000)	$ 0.22	0	$ 0.00
Returned	0	$ 0.00	(72,750)	$ 2.20
Outstanding, end of year	154,000	$ 0.19	42,500	$ 0.21

On December 12, 2000, the Company amended the exercise price of 42,500 of its options to $0.21.

At May 31, the following share purchase options were outstanding:

Expiry Date	Exercise Price	Number of Shares **2001**	**2000**
	(CDN)		
October 17, 2000	$ 0.22	0	2,000
April 26, 2002	$ 0.21	2,500	2,500
April 15, 2003	$ 0.21	38,000	38,000
October 18, 2005	$ 0.19	113,500	0

The Company amended the expiry date of 2,500 of its options from August 26, 2002 to April 26, 2002.

(U.S. Dollars)

7. RELATED PARTY TRANSACTIONS

(a) During the year ended May 31, the following amounts were charged by directors or officers of companies with common directors:

	2001	2000
Management fees	$7,386	$10,112
Administration	0	4,342
Rent	0	3,025
	$7,386	$17,479

At May 31, 2001, accounts payable of $0 (2000 - $85,578) was due to related parties.

(b) During the year ended May 31, 2001, the Company issued 194,750 (2000 - 0) shares to directors or companies controlled by directors for settlement of approximately $25,675 of outstanding payables.

8. OTHER ITEM

The Company received $120,000 in subscriptions for shares of the subsidiary that were never issued. The amount was taken into income in 2000. The subsidiary was dissolved in 2001.

9. WRITE-OFF OF ACCOUNTS PAYABLE

In addition to the settlement of shares for debt (6(b)(iii)), the Company's creditors also agreed to forgive approximately $34,000 in outstanding payables.

10. INCOME TAX LOSSES

The Company has operating losses which may be carried forward against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

2002	$237,000
2003	295,000
2004	235,000
2005	222,000
2006	133,000
2007	50,000
2008	24,700
	$1,196,700

(U.S. Dollars)

12. INCOME TAX LOSSES (Continued)

The components of the future income tax assets are as follows:

	2001	2000
Future income tax assets		
Non-capital loss carry-forwards	$1,196,700	$1,179,000
Unused cumulative foreign exploration and development expense	553,000	553,000
Unused cumulative Canadian exploration expenses	57,700	57,700
	1,807,400	1,789,700
	46%	46%
	831,400	823,262
Less: Valuation allowance	(831,400)	(823,262)
	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will not likely be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. The exploration and development expenses can be carried forward indefinitely.

(all figures in U.S. dollars unless otherwise noted)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

Breakdown of Expenses:

Legal	$ 22,067
Audit	1,625
Consulting	7,386
Management fees	10,523
General & administration	3,559
Transfer agent	1,709
Depreciation	125
	$ 46,994

Deferred costs: Nil

2. Related party transactions:

Aggregate amount of expenditures made to parties not at arm's length:

To an officer for accounting and management services: $7,386

3. Summary of securities issued and options granted during the period:

Securities issued:

An aggregate of 369,070 common shares issued on November 30, 2000 at a deemed price of $0.2025 Can. per share in settlement of debt.

An aggregate of 1,785,714 common units issued on May 4, 2001 at $0.14 Can. per unit, each unit consisting of one common share and one non-transferable share purchase warrant that entitles the purchaser to purchase one additional common share at a purchase price of $0.17 Can. until May 3, 2003.

Options granted:

	No. of Options	Exercise Price	Date of Grant	Expiry Date
K. Wayne Livingstone, director	57,500	$0.19 Can.	Oct. 18/00	Oct. 18/05
Louis Wolfin, director	28,000	$0.19 Can.	Oct. 18/00	Oct. 18.05
Aris Morfopoulos, secretary	28,000	$0.19 Can.	Oct. 18/00	Oct. 18/05
	113,500			

(all figures in U.S. dollars unless otherwise noted)

4. **Summary of securities as at the end of the quarter:**

a) **Authorized share capital:** 100,000,000 common shares without par value

b) **Total shares issued and outstanding and their recorded value:**

3,695,401 common shares with share capital value of $4,185,822

c) **Summary of options and warrants outstanding:**

Stock Options Outstanding:	Expiry Date	Can. $/sh	No. of Shares
To directors and officers:	Aug 26/02	$0.21	2,500
	Apr 16/03	$0.21	36,250
	Oct. 18/05	$0.19	113,500
Sub-total			152,250
To employees	Apr 16/03	$0.21	1,750
Total Options Outstanding			154,000

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable for up to an aggregate of 1,785,714 common shares at an exercise price of $0.17 Can. per common share, expiring on May 3, 2003.

d) **Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

5. **List of directors and officers as at the date of this report:**

Eric Pinkney, President and Director
K. Wayne Livingstone, Director
Kevin Winter, Director
Aris Morfopoulos, Corporate Secretary

(all figures in U.S. dollars unless otherwise noted)

SCHEDULE C: MANAGEMENT DISCUSSION

In the year ended May 31, 2001 management focused on improving the Company's balance sheet in order to make it more attractive for a potential vend-in of a new project. A substantial shares-for-debt settlement and a private placement were completed in fiscal year 2001 to improve the Company's balance sheet.

To recap the year:

In December 2000 management negotiated shares for debt settlements with four creditors, with the approval of the appropriate regulatory authorities. The Company settled $115,000 of outstanding indebtedness for 369,070 common shares (at a deemed price of $0.2025 Can. per share), which were issued on January 10, 2001. The Company was successful in settling these debts at lower than book values, which resulted in a current year write-off of accounts payable (ie. a gain for accounting purposes) of $59,862 US. An additional $34,000 of other accounts payable was also written off during the year.

In May 2001 the Company closed a non-brokered private placement for $250,000 Can. at $0.14 Can. per unit, with each unit consisting of one common share and one non-transferable share purchase warrant to purchase another common share at $0.17 Can. per share for a period of two years from closing. The utilization of proceeds from the private placement has been consistent with the proposed use of proceeds announced at the time of closing.

Management remains interested in an acquisition or reverse take-over of a venture in either the advanced technology or resources sectors and is considering opportunities in both sectors.

The Company continues to be designated as an "Inactive Issuer" by the CDN exchange.

There were no investor relations activities during the year or any other material events to be reported on.

The Company had approximately $48,000 in working capital at the year-end, which in management's opinion is sufficient to continue to meet its obligations when they come due for the foreseeable future until it can find and finance a major transaction.